SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 01.545.826/0001-07
Company Registry (NIRE): 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
OF DECEMBER 20, 2017

1. Date, time and venue: December 20, 2017, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Second-call notice published on December 12, 13 and 14, 2017, on “Diário Oficial do Estado de São Paulo”, pages 16, 18 and 11 respectively, and on “O Estado de São Paulo” newspaper, pages B7, B9 and B8 respectively.

3. Attendance: Shareholders representing approximately 46.86387% of the Company's voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Sandro Rogério da Silva Gamba, Carlos Eduardo Moraes Calheiros, Gerson Cohen, Guilherme Stefani Carlini e Luciano do Amaral, Company Executive Officers, and Olavo Fortes Campos Rodrigues Junior, Company Fiscal Council member, also attended the meeting.

4. Presiding Board: Odair Garcia Senra, Chairman of the Board of Directors and Chairman of the Meeting, pursuant to paragraph 2 of article 8 of the Bylaws; and Janine Maria Correa Pupo, Secretary.

5. Agenda: to resolve on the Company's capital increase by up to three hundred million reais (R$300,000,000.00), with the possibility of partial ratification in case of subscription of a minimum of two hundred million and ten reais (R$200,000,010.00), upon the issue, for private subscription, of a minimum of thirteen million, three hundred thirty-three thousand, three hundred and thirty-four (13,333,334) and a maximum of twenty million (20,000,000) new non-par, book-entry, registered common shares, at a price per share of fifteen reais (R$15.00), established based on article 170, paragraph 1, item III, of Law 6.404/76, given that one centavo (R$0.01) per share will be allocated to the capital stock and fourteen reais and ninety-nine centavos (R$14.99) per share will be allocated to the capital reserve, pursuant to article 182, paragraph 1, “a”, of Law 6.404/76.

6. Resolutions: the following resolution was taken with the abstentions and contrary votes registered in each case and these minutes were authorized to be drawn up in summary format and published omitting the shareholders’ signatures, pursuant to article 130, paragraphs 1 and 2, of Law 6.404/76:

6.1. To approve by a majority vote, with the registration of  8,089,644 votes in favor, 5,138,696 votes against and no abstentions, pursuant to the Management Proposal, the Company's capital increase by up to three hundred million reais (R$300,000,000.00), with the possibility of partial ratification in case of subscription of a minimum of two hundred million and ten reais (R$200,000,010.00), upon the issue, for private subscription, of a minimum of thirteen million, three hundred thirty-three thousand, three hundred and thirty-four (13,333,334) and a maximum of twenty million (20,000,000) new non-par, book-entry, registered common shares, at a price per share of fifteen reais (R$15.00), established based on article 170, paragraph 1, item III, of Law 6.404/76, given that one centavo (R$0.01) per share will be allocated to the capital stock and fourteen reais and ninety-nine centavos (R$14.99) per share will be allocated to the capital reserve, pursuant to article 182, paragraph 1, “a”, of Law 6.404/76 (“Capital Increase”). The Company's management will disclose a notice to shareholders today, by electronic means, including through the IPE Module of the Empresas.NET System of the Brazilian Securities and Exchange Commission (CVM) and B3 S.A.  – Brasil, Bolsa e Balcão detailing the procedures for the Company's current shareholders to exercise their respective preemptive rights for subscribing to the new shares issued in the scope of the Capital Increase.

The new wording of the head paragraph of article 5 of the Company's Bylaws reflecting the new capital stock amount and the new number of shares composing the capital stock due to the Capital Increase will be opportunely defined when, after the ratification of the Capital Increase by the Board of Directors, the final amounts are known.

7. Closure: There being no further business to address, the meeting was adjourned for the drawing up of these Minutes in summary format which, after being read and found to be in compliance, were signed by the attendees after the closure of the Meeting.

Signatures:  Chairman of the Meeting: Odair Garcia Senra; Secretary: Janine Maria Correa Pupo; Shareholders: ADRIANA FARHAT; ALLIANCE TRUST PLC (represented by Carlos Eduardo Moraes Calheiros); AXA IM GLOBAL EMERGING MARKETS SMALL CAP FUND, LLC (represented by Rodrigo de Mesquita Pereira); BATTELLE MEMORIAL INSTITUTE (represented by Carlos Eduardo Moraes Calheiros); BNYMTD RIVER AND MERCANTILE UK EQUITY LONG TERM RECOVERY FUN (represented by Carlos Eduardo Moraes Calheiros); CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (represented by Rodrigo de Mesquita Pereira); CITY OF NEW YORK GROUP TRUST (represented by Rodrigo de Mesquita Pereira); FIDELITY AD S VIII: FIDELITY AD GL CAPITAL APP F (represented by Rodrigo de Mesquita Pereira); GERSON COHEN; GUILHERME SARTORI; GUILHERME STEFANI CARLINI; GWI ASSET MANAGEMENT S.A. (represented by Karen Sanchez Guimarães); GWI BRAZIL AND LATIN AMERICA MASTER FUND LTD (represented by Karen Sanchez Guimarães); GWI CLASSIC FIA. (represented by Karen Sanchez Guimarães); GWI HIGH VALUE FUNDO DE INVESTIMENTO EM ACOES IE (represented by Karen Sanchez Guimarães); GWI LEVERAGE FUNDO DE INVESTIMENTO DE ACOES (represented by Karen Sanchez Guimarães); GWI PIPES FUNDO DE INVESTIMENTO EM ACOES (represented by Karen Sanchez Guimarães); GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR (represented by Karen Sanchez Guimarães); GWI SMALL E MID CAPS FUNDO DE INVESTIMENTO DE ACOES (represented by Karen Sanchez Guimarães); LUCIANO DO AMARAL; NORTHERN FUNDS GLOBAL REAL ESTATE INDEX FUND (represented by Rodrigo de Mesquita Pereira); NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-LEND (represented by Rodrigo de Mesquita Pereira); NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-N L (represented by Rodrigo de Mesquita Pereira); ODAIR GARCIA SENRA; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM (represented by Rodrigo de Mesquita Pereira); PARAMETRIC EMERGING MARKETS FUND (represented by Rodrigo de Mesquita Pereira); PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND (represented by Rodrigo de Mesquita Pereira); PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO (represented by Rodrigo de Mesquita Pereira); RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A (represented by Carlos Eduardo Moraes Calheiros); RIVER AND MERCANTILE WORLD RECOVERY FUND (represented by Carlos Eduardo Moraes Calheiros); RODRIGO BORGHI; SANDRO ROGERIO DA SILVA GAMBA; SPDR S&P EMERGING MARKETS ETF (represented by Rodrigo de Mesquita Pereira); SPDR S&P EMERGING MARKETS SMALL CAP ETF (represented by Rodrigo de Mesquita Pereira); STICHING PENSIOENFONDS VOOR HUISARTSEN (represented by Rodrigo de Mesquita Pereira); THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA (represented by Rodrigo de Mesquita Pereira); THE HEALTH FOUNDATION (represented by Carlos Eduardo Moraes Calheiros); THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST (represented by Rodrigo de Mesquita Pereira); VANGUARD EMERGING MARKETS STOCK INDEX FUND (represented by Rodrigo de Mesquita Pereira); VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF (represented by Rodrigo de Mesquita Pereira); VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F (represented by Rodrigo de Mesquita Pereira); VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS (represented by Rodrigo de Mesquita Pereira); WISHBONE DELAWARE BRAZIL I, LLC (represented by Carlos Eduardo Moraes Calheiros); e WISHBONE RESTRICTED PARTNERS, LP (represented by Carlos Eduardo Moraes Calheiros).

São Paulo, December 20, 2017.

I hereby attest that this is a free English translation of the original document drawn up in the Company's record.

_________________________________ Odair Garcia Senra Chairman of the Meeting	_________________________________ Janine Maria Correa Pupo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer